United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: McDonald’s Corporation

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 1268, Northampton, Massachusetts 01061

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Balancing Public Health and Financial Returns: A Rebuttal to the McDonald’s Board

The Shareholder Commons (“TSC”) urges you to vote “FOR” Item 6 on the proxy (the “Proposal”), a shareholder proposal requesting that McDonald’s Corporation (“McDonald’s” or the “Company”) adopt an enterprise-wide policy to phase out the use of medically-important antibiotics for disease prevention purposes in its beef and pork supply chains.

TSC is a non-profit organization that addresses social and environmental issues from the perspective of shareholders who diversify their investments to optimize risk and return. More specifically, TSC addresses the conflict that often emerges between a company’s interest in maximizing its cash flows and its shareholders’ interests in optimizing overall market returns.

We support Item 6 because the Company’s current standards for antibiotic use do not adequately account for the risks antibiotics in its supply chains pose to public health and the resulting costs to its diversified shareholders.

A.	The Proposal

McDonald’s is the single largest beef purchaser in the United States and one of the largest in the world and a major buyer of pork; its policies thus have tremendous influence on the market as a whole. The Proposal requests that the Company adopt a policy on antibiotics use that comports with expert guidelines,1 with the aim of protecting an essential component of modern medicine that supports a thriving economy:

RESOLVED: Shareholders request that McDonald’s adopt an enterprise-wide policy to phase out the use of medically-important antibiotics for disease prevention purposes in its beef and pork supply chains. The policy should include, in the discretion of board and management, global sourcing targets with timelines, metrics for measuring implementation, and third-party verification.

The proposal essentially asks the Company to apply Guideline 3 of four guidelines adopted by the World Health Organization (“WHO”) to address antimicrobial use in animal agriculture,2 which calls for the “[c]omplete restriction of use of all classes of medically important antimicrobials in food-producing animals for prevention of infectious disease that have not yet been clinically diagnosed.”

McDonald’s opposes the proposal on false grounds:

1.	McDonald’s says the Proposal is “unnecessary.” This is false. Antimicrobial resistance (“AMR”) is increasing at an alarming clip, creating expanding economic damage and consequent threat to the value of diversified portfolios, and the Company’s policies and performance do not sufficiently mitigate the risk to its diversified shareholders.
2.	McDonald’s says the Proposal is “duplicative.” This is false. The Company’s existing policies fall well short of the external expert recommendations embodied within the Proposal, even those with which it claims to comport. Further, the Company has a history of failure to deliver on its own commitments.
3.	McDonald’s says the Proposal “would not provide meaningful benefit to shareholders.” This is false. The vast majority of investors are everyday savers such as Texas teachers, Detroit fire fighters, and other working people who count on their savings and pensions for a dignified retirement. For them, the single greatest determinant of portfolio value is broad economic health, and AMR is poised to cost the economy $100 trillion by 2050.

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1 World Health Organization, “Quadripartite Welcomes New Political Commitments in Fight against Antimicrobial Resistance,” November 25, 2022, https://www.who.int/news/item/25-11-2022-quadripartite-welcomes-new-political-commitments-in-fight-against-antimicrobial-resistance.

2 World Health Organization, “WHO Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals” (Geneva, 2017), https://www.who.int/publications-detail-redirect/9789241550130. (WHO publication establishing four expert-designed guidelines for use of antimicrobials, including Guideline 3, as quoted in the text.)

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B.	Overuse of Antibiotics in Animal Husbandry Creates AMR, a Grave Threat to Human Life, Economic Prosperity, and Diversified Portfolios

AMR occurs when microbes (i.e., bacteria, parasites, viruses, and fungi) change over time and no longer respond to medicines such as antibiotics, causing standard disease treatments to become ineffective. This, in turn, increases the risk of disease spread, severe illness, and death. The process occurs naturally, but misuse of antimicrobials in animals and humans is accelerating it. Without urgent action, we are heading for a post-antibiotic era in which common infections and minor injuries can once again kill. As AMR experts recently warned, “virtually no aspect of modern medicine is possible without access to antimicrobials that work.”3

Routine antibiotics use for both therapeutic and non-therapeutic purposes has enabled livestock operators to mitigate some of the grim effects of over-crowding, poor ventilation, unnatural feed, and animals’ close contact with their own excreta that characterize intensive animal farming operations and contribute to greater disease incidence among animals. A growing body of evidence demonstrates that antimicrobial-resistant bacteria arising from intensive animal farming operations are transferring to human populations.4

This threat to public health is likely to materially reduce the intrinsic value of the global economy, which will in turn affect investment portfolios. While some models of AMR project GDP loss of 3.8 percent in 30 years, these models are likely to underestimate impacts significantly.5 Some worst-case assessments set AMR costs around $100 trillion by 2050, and those estimates also rely on incomplete data and limited scope.6 Another possible indicator of AMR’s economic costs is the COVID-19 pandemic, which cost an estimated 10 percent of global GDP in 2021. Experts warn that the next pandemic may well involve a drug-resistant pathogen.7

These losses will have a significant negative effect on the return of diversified portfolios held by Yum’s investors over the long term.8 A healthy economy is a far greater value driver for diversified portfolios than the profits of any one company within those portfolios. Indeed, a number of studies have shown that overall market returns (which depend upon critical systems such as public health) explain 75-94 percent of average portfolio return.9

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3 “Removing the Blindfold on Antimicrobial Resistance,” Open Access Government (blog), March 16, 2022, https://www.openaccessgovernment.org/removing-blindfold-antimicrobial-resistance/131783/.

4 FAIRR, “Feeding Resistance: Antimicrobial Stewardship in the Animal Health Industry,” July 2021, https://www.fairr.org/research/animal-pharma/#report.

5 The Shareholder Commons, “Antimicrobial Resistance & the Engagement Gap: Why Investors Must Do More than Move the Needle, and How They Can,” September 2022, https://theshareholdercommons.com/amr-climate-change-case-studies/#amr.

6 Id.

7 Henry B. Skinner, “We’re Already Ignoring the next Pandemic,” Harvard Public Health Magazine, June 7, 2022, https://harvardpublichealth.org/were-already-ignoring-the-next-pandemic/.

8 Richard Mattison et el., Universal Ownership: Why environmental externalities matter to institutional investors, UNEP Finance Initiative and PRI (2011), available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

9 Moving Beyond Modern Portfolio Theory: Investing that Matters by Jon Lukomnik and James Hawley, Routledge, April 30, 2021.

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1.	Investors know AMR is a growing, systemic threat

Leading investors are increasingly recognizing the threat AMR poses. The Investor Action on AMR initiative aims to “leverage investor influence to combat drug-resistant superbugs,” noting the grave economic losses associated with AMR.10 Investor partners include Amundi Asset Management, Northern Trust, Federated Hermes, Aviva, and Sumitomo Mitsui Trust Group. One investor partner, Legal & General Investment Management, has staked out a position on its own website as to why investors should care about AMR, saying:

Not taking action could cost investors dearly, as demonstrated by the current [COVID-19] pandemic. According to the United Nations, the global economy is expected to contract by 4.3% in 2020 due to the impact of COVID-19. AMR is an already-known health risk as well as a material business risk. We believe that the next pandemic could very well be caused by a drug-resistant pathogen. We need to engage on the issue now, not tomorrow.11

C.	McDonald’s decisions on antibiotics use are insufficient to mitigate AMR risk and do not account for economic impact

McDonald’s approach, which it says is informed by external expert guidance—a semantic world away from compliance—are not sufficient to mitigate the risk its diversified shareholders face to their portfolios from AMR proliferation. In particular, they do not satisfy Guideline 3, promulgated by the WHO.

1.	McDonald’s suggests it is already implementing policies that align with external expert guidance, without acknowledging that it continues to fail in that endeavor

McDonald’s indicates in its Opposition Statement that its “antibiotic use policies do not permit the routine use of medically important antibiotics for the purpose of growth promotion or the habitual use of antibiotics for disease prevention,” although the Company says in a footnote that this proscription applies only to its beef and chicken supply chains, omitting any mention of pork. The Guideline, like the proposal, is not restricted to “routine” or “habitual” use, and this is an exception that can simply swallow the rule by obtaining advice from “a qualified veterinarian familiar with the disease history in the herd.”

The chicken and beef policies quoted above clearly do not comport with Guideline 3, since they add an exception for “non-routine uses.” Nor does the Company cite any evidence that it has pork policies that comply with Guideline 3. Nor does the Company appear to follow the fourth WHO Guideline, which suggests: 12

•	antimicrobials classified as critically important for human medicine should not be used for control of the dissemination of a clinically diagnosed infectious disease identified within a group of food-producing animals [and]

•	antimicrobials classified as highest priority critically important for human medicine should not be used for treatment of food-producing animals with a clinically diagnosed infectious disease.

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10 https://amrinvestoraction.org/about

11 https://www.lgimblog.com/categories/esg-and-long-term-themes/anti-microbial-resistance-why-should-investors-care/ (emphasis added)

12 Supra, n. 2.

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Moreover, a November 2022 investigation by the Bureau of Investigative Journalism and the Guardian13 found that McDonald’s supplier Cargill sources meat from U.S. farms that use “highest priority critically important antibiotics” (HPCIAs), which are so essential to human medicine that the WHO Guidelines suggest their use in livestock farming should be stopped entirely. HPCIAs are often the last line or one of limited treatments available for serious bacterial infections in humans. The investigation found cattle suppliers to Cargill were using at least five HPCIAs.

Between 2015 and 2020, U.S. companies—including Tyson Foods, another major McDonald’s supplier—sold tens of thousands of chicken products contaminated with campylobacter and salmonella, more than half of which were contaminated with antibiotic-resistant strains.14

These reports point to a substantial gap between principles-based public commitments and evidence of the successful implementation of those commitments.

It appears McDonald’s decision not to constrain antibiotics use to the levels suggested by external experts—including Guideline 3, which is embodied in the Proposal with respect to beef and pork products—is attributable to a Company approach to AMR that does not prioritize economy- or portfolio-wide risk mitigation, and instead focuses on risks to its own business.

2.	McDonald’s fails not only to require optimal antibiotics use, but also to meet its own commitments, which may exacerbate AMR that creates a drag on diversified portfolios

McDonald’s failed to meet its own 2018 commitment15 to set antibiotic use reduction targets for its beef supply chains by the end of 2020. If anything, McDonald’s seemed to be weakening its antibiotics use commitments in its subsequent statements.16 The Company eventually promulgated “responsible use” targets (as opposed to reduction targets) at the end of 2022.17 Lena Brook, director of food campaigns at the Natural Resources Defense Council, said, “McDonald’s chose optics over substance with its new beef policy update.”18 In its Opposition Statement, McDonald’s says non-committally of this policy that “[o]verall reduction remains an intended outcome.”

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13 Ben Stockton and Andrew Wasley, “McDonald’s and Walmart Beef Suppliers Criticised for ‘Reckless’ Antibiotics Use,” The Guardian, November 21, 2022, sec. Environment, https://www.theguardian.com/global/2022/nov/21/mcdonalds-and-walmart-beef-suppliers-put-public-health-at-risk-with-reckless-antibiotics-use.

14 Susannah Savage et al., “Superbugs on the Shelves: Diseased Chicken Being Sold across America,” The Bureau of Investigative Journalism in Partnership with Vice News, March 16, 2022, https://www.thebureauinvestigates.com/stories/2022-03-16/superbugs-on-the-shelves-diseased-chicken-being-sold-across-america.

15 https://corporate.mcdonalds.com/corpmcd/our-stories/article/beef_antibiotics.html

16 Steve Roach et al., “Chain Reaction VI: How Top Restaurants Rate on Reducing Antibiotic Use in Their Beef Supply Chains,” Center for Food Safety (July 2021), available at https://www.nrdc.org/sites/default/files/chain-reaction-vi-restaurants-antibiotic-use-2021-report.pdf.

17 https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/food-quality-and-sourcing/responsible-antibiotic-use.html

18 Rachel Oatman, “McDonald’s Updates Antibiotics Policy,” MEAT+POULTRY, December 30, 2023, https://www.meatpoultry.com/articles/27807-mcdonalds-updates-antibiotics-policy.

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McDonald’s points to its global chicken antibiotics policy, which aims to eliminate the use of the Highest Priority Critically Important Antibiotics (“HPCIAs”) by 2027 for its chicken supply chain. However, those promises also remain targets, and McDonald’s has demonstrated that it does not consistently hold itself to such commitments. Moreover, 84 percent of “medically important”19 antibiotics sold to U.S. livestock operations go to cattle and swine (the products targeted by the Proposal), compared to just 2 percent to chicken.20 As described above, McDonald’s antibiotics use policies for its beef supply chain are lacking. For its pork supply chain, they are non-existent. McDonald’s basically says in its Opposition Statement that it’s working on it. More promises, little tangible progress.

3.	AMR’s broad economic cost surpasses any risk the issue poses to McDonald’s itself

AMR poses a systemic, global threat to public health and the economy. When the efficacy and availability of life-saving drugs are compromised, the entire economy suffers. And when the economy suffers, investors lose.

Corporate contributors to this problem are legion. They include overuse and misuse of antimicrobials in animal agriculture, which accounts for some 70 percent of global antimicrobial use by volume.21

The problem is getting worse. After several years of reductions in sales of antibiotics for use in livestock, a U.S. Food & Drug Administration report on 2021 sales showed they had plateaued.22 And between 2015 and 2020, U.S. companies sold tens of thousands of meat products contaminated with campylobacter and salmonella, more than half of which were contaminated with antibiotic-resistant strains.23

Economic impact estimates for AMR are stark, with a 2017 World Bank study projecting costs by the year 2050 of up to 3.8 percent of global GDP.24 Notably, this is likely a significant underestimate, as it relied on studies at the time that estimated there had been roughly 700,000 annual deaths from AMR since 2014 and predicted those deaths would rise to 10 million by 2050 if no action were taken. A recent study published in 2022 in The Lancet revised AMR-associated deaths significantly upward, determining that 1.27 million deaths in 2019 were caused by bacterial AMR.25 It stands to reason, then, that the economic impact by 2050 will be considerably worse than the World Bank projections cited above.

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19 Medically important antibiotics are those the WHO deems important to human medicine. This is a much broader category than HPCIAs, which are the sole therapies available to treat serious human infections.

20 Summary Report on Antimicrobials Sold or Distributed for Use in Food-Producing Animals, U.S. Food and Drug Administration (December 2023), available at https://www.fda.gov/animal-veterinary/antimicrobial-resistance/2022-summary-report-antimicrobials-sold-or-distributed-use-food-producing-animals.

21 Thomas Van Boeckel, et al., “Global trends in antimicrobial use in food animals,” Proceedings of the National

Academy of Sciences (March 19, 2015) 112(18), 5649-5654, available at https://doi.org/10.1073/pnas.1503141112.

22 U.S. Food & Drug Administration Center for Veterinary Medicine, “2021 Summary Report on Antimicrobials Sold or Distributed for Use in Food-Producing Animals,” (December 2022), available at https://www.fda.gov/media/163739/download.

23 Susannah Savage et al., “Superbugs on the Shelves: Diseased Chicken Being Sold across America,” The Bureau of Investigative Journalism (March 16, 2022), available at https://www.thebureauinvestigates.com/stories/2022-03-16/superbugs-on-the-shelves-diseased-chicken-being-sold-across-america.

24 World Bank, “Drug-Resistant Infections: A Threat to Our Economic Future,” (March 2017), available at

https://documents1.worldbank.org/curated/en/323311493396993758/pdf/final-report.pdf.

25 Christopher JL Murray et al., “Global burden of bacterial antimicrobial resistance in 2019: a systematic analysis,” The Lancet (January 19, 2022), available at https://www.thelancet.com/journals/lancet/article/PIIS0140-6736(21)02724-0/fulltext#%20. (“We estimated that, in 2019, 1.27 million deaths (95% uncertainty interval [UI] 0.911–1.71) were directly attributable to resistance (ie, based on the counterfactual scenario that drug-resistant infections were instead drug susceptible) in the 88 pathogen–drug combinations evaluated in this study. On the basis of a counterfactual scenario of no infection, we estimated that 4.95 million deaths (3.62–6.57) were associated with bacterial AMR globally in 2019 (including those directly attributable to AMR).”)

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D.	AMR threatens the returns of McDonald’s diversified investors

1.	Investors must diversify to optimize their portfolios

It is commonly understood that investors are best served by diversifying their portfolios.26 Diversification allows investors to reap the increased returns available from risky securities while greatly reducing that risk.27 This core principle is reflected in federal law, which requires fiduciaries of federally regulated retirement plans to “diversify[] the investments of the plan.”28 Similar principles govern other investment fiduciaries.29

2.	The performance of a diversified portfolio largely depends on overall market return

Diversification is thus required by accepted investment theory and imposed by law on investment fiduciaries. Once a portfolio is diversified, the most important factor determining return will not be how the companies in that portfolio perform relative to other companies (“alpha”), but rather how the market performs as a whole (“beta”). In other words, the financial return to such diversified investors chiefly depends on the performance of the market, not the performance of individual companies. As one work describes this, “[a]ccording to widely accepted research, alpha is about one-tenth as important as beta [and] drives some 91 percent of the average portfolio’s return.”30 As shown in the next section, the social and environmental impacts of individual companies such as McDonald’s can significantly affect beta.

3.	Costs companies impose on social and environmental systems heavily influence beta

Over long time periods, beta is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy that the companies in the market represent.31 Over the long run, diversified portfolios rise and fall with GDP or other indicators of the intrinsic value of the economy. As the legendary investor Warren Buffet puts it, GDP is the “best single measure” for broad market valuations.32

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26 See generally, Burton G. Malkiel, A Random Walk Down Wall Street, W. W. Norton & Company (2016).

27 Ibid.

28 29 USC Section 404(a)(1)(C).

29 See Uniform Prudent Investor Act, § 3 (“[a] trustee shall diversify the investments of the trust unless the trustee reasonably determines that, because of special circumstances, the purposes of the trust are better served without diversifying.”)

30 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money, Yale University Press (2016).

31 Principles for Responsible Investment & UNEP Finance Initiative, “Universal Ownership: Why Environmental Externalities Matter to Institutional Investors,” Appendix IV, available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

32 Warren Buffett and Carol Loomis, “Warren Buffett on the Stock Market,” Fortune Magazine (December 10, 2001), available at https://archive.fortune.com/magazines/fortune/fortune_archive/2001/12/10/314691/index.htm.

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But the social and environmental costs created by companies pursuing profits can burden the economy. As laid out in section B above, the economic cost estimates associated with AMR are staggering. This drag on GDP directly reduces the return on a diversified portfolio over the long term.33

The acts of individual companies affect whether the economy will bear these costs: if they increase their own bottom line by contributing to AMR, the profits earned for and capital returned to their shareholders may be inconsequential in comparison to the added costs the economy bears. Economists have long recognized that profit-seeking firms will not account for costs they impose on others, and there are many profitable strategies that harm diversified shareholders, society, and the environment.34 Indeed, in 2018, publicly listed companies around the world imposed social and environmental costs on the economy with a value of $2.2 trillion annually—more than 2.5 percent of global GDP.35 This cost was more than 50 percent of the profits those companies reported.

As shown below in Figure 1, McDonald’s choices that contribute to AMR threaten its diversified shareholders’ financial returns, even if those decisions might benefit McDonald’s financially.

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33 See supra n. 30.

34 See, e.g., Kaushik Basu, Beyond the Invisible Hand: Groundwork for a New Economics, Princeton University Press (2011), p.10 (explaining the First Fundamental Theorem of Welfare Economics as the strict conditions (including the absence of externalities) under which competition for profit produces optimal social outcomes).

35 Andrew Howard, “SustainEx: Examining the social value of corporate activities,” Schroders (2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

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Figure 1

McDonald’s disclosures demonstrate that its antibiotics stewardship strategy simply fails to address the public health and economic costs of AMR. Given the Company’s operational focus on enterprise value, shareholders must ask McDonald’s critical questions: Is McDonald’s improving its own financial value by doing less than it should to address AMR? If so, how does that affect its diversified shareholders?

Investors must ask these critical questions because a healthy economy is a far greater value driver of their portfolio value than is the enterprise value of any one company within those portfolios: systematic factors explain 75-94 percent of average portfolio return.36

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36 Jon Lukomnik and James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing that Matters (April 30, 2021) Routledge.

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E.	Why you should vote “FOR” the Proposal

Voting “FOR” the Proposal will signal to McDonald’s that shareholders want the Company not to put public health (and thus their diversified portfolios) at risk in order to improve McDonald’s financial performance.

Additionally:

•	McDonald’s business contributes to AMR, and thus to declining public health, which creates an economy-wide risk that poses a threat to diversified shareholders.

•	McDonald’s disclosures show that it is not taking the actions that are required of corporations seeking to be part of the solution to AMR.

•	McDonald’s decision-makers—who are heavily compensated in equity—do not share the same broad market risk as McDonald’s diversified shareholders.

F.	Conclusion

Please vote “FOR” Item 6

By voting “FOR” Item 6, shareholders can urge McDonald’s to account directly for its contribution to AMR and the resulting costs to public health and society, which in turn affect the economic health upon which diversified portfolios depend. Compliance with external expert guidance can aid the Board and management in authentically serving the needs of McDonald’s diversified shareholders and in preventing the dangerous implications—to diversified shareholders and others—of a narrow focus on internal financial return.

The Shareholder Commons urges you to vote “FOR” Item 6 on the proxy, the Shareholder Proposal requesting an enterprise-wide policy to phase out the use of medically-important antibiotics for disease prevention purposes in Company beef and pork supply chains at the McDonald’s Corporation Annual Meeting on May 22, 2024.

For questions regarding the McDonald’s Corporation Proposal submitted by the Benedictine Sisters of Boerne, Texas, please contact Sister Susan Mika at +1.210.348.6704.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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